Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of subsidiaries of the Registrant, Reis, Inc. with the respective state of organization as of December 31, 2014:

Subsidiary	State

Reis Services, LLC	Maryland
Wellsford Park Highlands Corp.	Colorado
Gold Peak at Palomino Park L.L.C.	Colorado
Wellsford Capital	Maryland
Clairborne Fordham Tower, LLC	Delaware
Creamer Vitale Wellsford L.L.C.	Delaware
Wellsford Fordham Tower, L.L.C.	Delaware

Pursuant to Item 601(b)(21) of Regulation S-K, we have omitted some subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2014 under Rule 1-02(w) of Regulation S-X.